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TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

CERRO JUMIL DRILLING FINDS NEW GOLD MINERALIZATION

Vancouver, B.C., January 13, 2010: Esperanza Silver Corp. (EPZ) announces the results of new drilling between the Calabazas and Southwest Zones at its 100% owned Cerro Jumil gold project in Morelos State, Mexico. Highlights of the drill results include:

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Drill Hole RCHE-09-111 intersected 25.5 meters containing 1.34 grams gold per tonne.

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Drill Hole RCHE-09-112 intersected 22.5 meters containing 1.09 grams of gold and 16.5 meters containing 1.66 grams of gold per tonne.

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Drill Hole RCHE-09-114 intersected 24 meters containing 1.09 grams of gold per tonne.

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Drill Hole RCHE-09-115 intersected 15.0 meters containing 1.37 grams of gold per tonne.

Complete results are in the accompanying table.

Bill Pincus, Esperanza’s President and CEO, commenting upon the drill results said, “These are very positive results as the drill holes are largely contained within the open pit defined by our recent Preliminary Economic Assessment (News Release Sept 8, 2009). The drilling identifies new gold mineralization much of which falls in areas previously categorized as waste or inferred resource. This should result in not only additional resource ounces but a lowered strip ratio.

“The drilling is between the Calabazas and Southeast zones, an area adjacent to the principal resource area and previously identified as prospective. The new gold mineralization confirms our geologic interpretation and increases our confidence that we will continue to find more. These are the first results of an on-going 15,000 meter program that will continue into the second quarter of this year. Once drilling is completed the resource model will be updated.”

The drilling at Cerro Jumil is a part of a comprehensive work program recommended by the 2009 Preliminary Economic Assessment and is designed to move the project to the full feasibility level as rapidly as possible. Additional work planned for 2010 includes advanced metallurgical testing, geotechnical analysis, environmental baseline data collection and other efforts required to advance the project.

Cerro Jumil RC Holes - Phase 4
Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
Southeast Zone
RCHE-09-103	No significant intervals
RCHE-09-104	No significant intervals
RCHE-09-105	12.0	15.0	3.0	1.120
RCHE-09-106	4.5	10.5	6.0	1.982
RCHE-09-107	6.0	15.0	9.0	1.659
RCHE-09-108	No significant intervals
RCHE-09-109	No significant intervals
RCHE-09-110	No significant intervals
RCHE-09-111	1.5	27.0	25.5	1.344
RCHE-09-112	46.5	69.0	22.5	1.092
RCHE-09-112	172.5	189.0	16.5	1.658
RCHE-09-112	204.0	214.5	10.5	1.127
RCHE-09-112	286.5	295.5	9.0	1.424
RCHE-09-112	306.0	324.0	18.0	1.358
RCHE-09-113	6.0	15.0	9.0	0.801
RCHE-09-113	96.0	129.0	33.0	0.528
includes	96.0	106.5	10.5	0.964
RCHE-09-114	54.0	78.0	24.0	1.090
RCHE-09-114	94.5	108.0	13.5	0.539
RCHE-09-114*	132.0	153.0	16.5	1.274
RCHE-09-115	15.0	30.0	15.0	1.373
RCHE-09-115	121.5	133.5	12.0	0.967
RCHE-09-116	91.5	109.5	18.0	1.595

*RCHE-09-114 – The interval from 132.0 to 153.0 (21.0 meters) contained a 4.5 meter interval where no material was recovered and therefore was not included in the interval reported (16.5 meters).

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru.  It also holds an extensive portfolio of exploration properties in Mexico and Peru.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight.

Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).

A description of quality control and quality assurance protocols can be found at  http://www.esperanzasilver.com/protocols.php .

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

RESOURCES: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. Mineral resources that are not mineral reserves do not have demonstrated economic viability. We advise U. S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U. S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured, indicated, and inferred categories will be converted into reserves.

NEITHER TSX VENTURE EXCHANGE NOR THE INVESTMENT INDUSTRY REGULATORY ORGANIZATION OF CANADA ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890-5509 info@esperanzasilver.com www.esperanzasilver.com